UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

378981 10 4

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 378981 10 4

1.	NAMES OF REPORTING PERSONS Trillium Capital LLC I.R.S. Identification No. of above persons (entities only). 26-0504882
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 3,753,402 shares
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 3,753,402 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,753,402 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.6%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Notes:

(1)	Based upon 9,470,675 shares of common stock outstanding on November 13, 2008.

Page 2 of 6 pages

CUSIP No. 378981 10 4

1.	NAMES OF REPORTING PERSONS R. Scott Murray I.R.S. Identification No. of above persons (entities only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 3,779,802 shares
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 3,779,802 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,779,802 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.9%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Notes:

(1)	Based upon 9,470,675 shares of common stock outstanding on November 13, 2008.

Page 3 of 6 pages

CUSIP No. 378981 10 4

Item 1(a).	Name of Issuer

Stream Global Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

20 William Street, Suite 310 Wellesley, MA 02481

Item 2(a).	Name of Person Filing

(i) Trillium Capital LLC, a Delaware limited liability company; and

(ii) R. Scott Murray, who is President of Trillium Capital LLC and controls its business activities with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

Trillium Capital LLC and Mr. Murray are hereinafter collectively referred to as the “Reporting Persons.” Any disclosure herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which they have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 to the Schedule 13G dated December 31, 2007 filed by the Reporting Persons on February 12, 2008.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Item 2(c).	Citizenship

Trillium Capital LLC is organized as a limited liability company under the laws of the State of Delaware. Mr. Murray is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

378981 10 4

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 4 of 6 pages

Item 4.	Ownership.

A. Trillium Capital LLC

	(a)	Amount beneficially owned: 3,753,402 shares of Common Stock

	(b)	Percent of class: 39.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0 shares

		(ii)	Shared power to vote or to direct the vote: 3,753,402 shares of Common Stock

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares

		(iv)	Shared power to dispose or to direct the disposition of: 3,753,402 shares of Common Stock

B. R. Scott Murray

	(a)	Amount beneficially owned: 3,779,802 shares of Common Stock

	(b)	Percent of class: 39.9%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0 shares

		(ii)	Shared power to vote or to direct the vote: 3,779,802 shares of Common Stock. Includes 26,400 shares held by The R. Scott Murray Remainder Trust – 2000, for which Mr. Murray exercises shared investment control.

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares

		(iv)	Shared power to vote or to direct the vote: 3,779,802 shares of Common Stock. Includes 26,400 shares held by The R. Scott Murray Remainder Trust – 2000, for which Mr. Murray exercises shared investment control.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009 TRILLIUM CAPITAL LLC

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	President

February 12, 2009

By:	/s/ R. Scott Murray
Name:	R. Scott Murray

Page 6 of 6 pages